

Mail Stop 3561

July 28, 2008

<u>Via U.S. Mail</u>

John A. Hageman
Senior Vice President and Chief Legal Officer
Metals USA Holdings Corp.
One Riverway, Suite 1100
Houston, TX 77056

**Re: Metals USA Holdings Corp.**
**Amendment No. 2 to Registration Statement on Form S-1**
**Filed on July 17, 2008**
**File No. 333-150999**

**Flag Intermediate Holdings Corp./Metals USA, Inc.**
**Form 10-K for the fiscal year ended December 31, 2007**
**Filed February 20, 2008**
**Form 10-Q for Period Ended March 31, 2008**
**Filed May 1, 2008**
**File No. 333-132918**

Dear Mr. Hageman:

    We have reviewed your responses to the comments in our letter dated July 11, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

**Registration Statement on Form S-1**

<u>Summary Historical Consolidated and Combined Financial Data, page 10</u>

1. We note that you have removed the presentation of Adjusted EBITDA from the table on page 13 in response to our previous comment 5 from the staff letter dated

July 17, 2008.  However, you continue to include a numerical presentation of Adjusted EBITDA in footnote 4 of the table (page 16).  As we previously stated, we do not object to your narrative discussion of Adjusted EBITDA in this footnote as a means to provide further understanding of your financial condition and liquidity.  While you may wish to include in this footnote a cross reference to the section and/or specific page number in MD&A upon which Adjusted EBITDA is presented, the numerical presentation and/or reconciliation of Adjusted EBITDA must be confined to the MD&A section and is not appropriate in this section of the document.  Please confine your numerical presentation of the measure to your MD&A presentation in filed documents for the reasons set forth in Item 10(e) of Regulation S-K.  In addition, when discussing the uses of Adjusted EBITDA, please delete any references to its use to evaluate the performance of "the business as a whole."

Management, page 96

2007 Executive Compensation Components, page 101

2.  We note your response to our prior comment 9.  Please define or explain the term "OSHA Recordable Injuries."

3.  Please also clarify whether the bonuses paid in 2007 were awarded under the safety and / or EBITDA performance targets.

* * * * *

As appropriate, please amend the registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

John A. Hageman
Metals USA Holdings Corp.
July 28, 2008
Page 3

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or Margery E. Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3313 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc:     Andrew J. Nussbaum, Esq.
        Wachtell, Lipton, Rosen & Katz LLP
        via facsimile: (212) 403-2000